Exhibit 99.1

Cimetrix Announces Record Revenues in Fiscal Year 2011
15% Increase in Year-over-Year Revenues

SALT LAKE CITY, UT — March 27, 2012 — Cimetrix, Incorporated (OTCBB & OTCQB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for the fourth quarter and year ended December 31, 2011.

Fourth Quarter 2011 Financial Results Highlights:
•	Total revenue increased 7% to $1,727,000 compared to $1,613,000 in the fourth quarter of 2010
•	Total software revenue decreased 20% to $1,080,000 compared to $1,354,000 in the fourth quarter of 2010
•	Professional services revenue increased 150% to $647,000 from $259,000 in the fourth quarter of 2010
•	Net income increased by 50% to $21,000 from $14,000 in prior year
•	Tenth consecutive profitable quarter

Full year 2011 Financial Results Highlights:
•	Total revenues increased 15% year-over-year to $7,818,000 from $6,807,000
•	Total software revenue decreased 6% to $5,619,000 from $5,963,000
•	Professional services revenue increased 161% to $2,199,000 from $844,000
•	Net income was $539,000, compared to net income of $1,904,000 in 2010
•	Second Consecutive Year of Profitability
•	Stockholder’s equity increased to $1,185,000 compared to $533,000 at December 31, 2010

Management’s Comments

Commenting on the financial results, Bob Reback, Cimetrix president and CEO, stated, “2011 was another year of solid performance for Cimetrix. We benefited from strong machine shipments in the first half of the year, which enabled us to build up our cash position. During the second half of the year, our addressable markets weakened, which caused our software revenue associated with machine shipments to decline over 40% sequentially from the second quarter to the third quarter. When that happened, we demonstrated the scalability of our business model and quickly reduced variable costs, which enabled us to remain profitable for both the third and fourth quarters. While we were disappointed to see the semiconductor, PV and LED capital equipment markets contract at the same time, we were pleased to see the performance of our new business model with its variable cost strategy. Furthermore, during 2011, we gained a number of significant design wins. We continued to work closely with our new and existing customers to assist them in developing and shipping machines using Cimetrix products, which provided a significant increase in our Professional Services revenue year-over-year. As our customers go to market with their new machines, we expect to see an increase in higher margin software sales as the capital equipment cycle turns more favorable.”

Mr. Reback added, “We were very fortunate to hire some very experienced and talented new engineers during late 2010 and 2011 who augmented the already strong Cimetrix engineering team. During 2011, we were able to make continual, incremental improvements in our products, begin R&D investigations of new product opportunities, and grow our professional services capabilities to better respond to customer needs. In addition, I want to give special thanks to the Cimetrix note holders, who showed their confidence and patience with the management team as we developed and implemented our new business model. I am personally proud that Cimetrix made every interest payment on time and paid all note holders in full more than one year ahead of scheduled maturity.”

Recent Business Highlights:
•
Growing adoption of SEMI EDA/Interface A standard. We have worked with major semiconductor wafer fabrication plants currently installing equipment using the SEMI EDA/Interface A standard. The Cimetrix CIMPortal™ software is an industry-leading product that is well-positioned to support equipment suppliers needing to implement EDA/Interface A connectivity.

•
Growth in Cimetrix equipment control solutions. The Company won new customer design wins in North America, Korea, Japan, and Germany for its CIMControlFramework™ equipment control product.  This growth reflects the success of our diversification strategy to broaden the Company’s business through geography, vertical market, and customer additions.

•
Continued drive for increased international business. The Company added a new Japan-based distributor, Meidensha, to promote demand and supply solutions for Cimetrix factory connectivity and equipment control products. This is the second distribution agreement secured in Japan by the Company.

Outlook for 2012

Industry analysts expect the primary markets for the Company’s products, which include semiconductor, PV and LED, to be down year-over-year in 2012. The semiconductor capital equipment market is forecast to be down 10-20% year-over-year, while the PV and LED capital equipment markets are expected to be down 60% and 40%, respectively. Based upon communications with our customers, we expect software revenues for the first quarter of 2012 to be roughly flat with the fourth quarter of 2011, with incremental growth on a quarterly basis throughout the year. Cimetrix strengthened its professional services capabilities during 2011 to support customer projects. Several of these projects were completed by the end of 2011, so professional services revenue will decrease in the first quarter of 2012. However, the result of the professional services engagements is that our customers now have new equipment that uses Cimetrix software products. As these new models gain traction in the marketplace, Cimetrix will see increases in software license revenue. Longer term, with no debt, cash in the bank, and an increasing software engineering capability, we look forward to working closely with our customers on ways in which we can provide new and improved software products to help equipment makers reduce their time-to-market and increase their overall equipment performance.

About Cimetrix Incorporated
Cimetrix (OTCQB & OTCBB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMI SECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.
For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip, PV, LED, and other electronics manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of EDA/Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

Company Contact	Investor Contact
Rob Schreck	Jordan Darrow
Cimetrix, Incorporated	Darrow Associates, Inc.
Phone: (801) 256-6500	Phone: (631) 367-1866
Fax: (801) 256-6510	jdarrow@darrowir.com
rob.schreck@cimetrix.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
ASSETS	2011	2010
Current assets:
Cash and cash equivalents	$871,000	$1,559,000
Accounts receivable, net	944,000	673,000
Inventories	22,000	-
Prepaid expenses and other current assets	64,000	33,000
Total current assets	1,901,000	2,265,000

Property and equipment, net	122,000	100,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$2,107,000	$2,449,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$224,000	$332,000
Accrued expenses	485,000	570,000
Deferred revenue	213,000	237,000
Current portion of notes payable and capital lease obligations	-	5,000
Total current liabilities	922,000	1,144,000

Long-term liabilities:
Notes payable – related parties, net	-	396,000
Long-term portion of notes payable	-	376,000
Total long-term liabilities	-	772,000

Total liabilities	922,000	1,916,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,234,256 and 44,842,767 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,601,000	33,488,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,371,000)	(32,910,000)
Total stockholders’ equity	1,185,000	533,000

	$2,107,000	$2,449,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Income
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
Revenues:
New software licenses	$820,000	$1,119,000	$4,673,000	$5,108,000
Software license updates and product support	260,000	235,000	946,000	855,000
Total software revenues	1,080,000	1,354,000	5,619,000	5,963,000
Professional services	647,000	259,000	2,199,000	844,000

Total revenues	1,727,000	1,613,000	7,818,000	6,807,000

Operating costs and expenses:
Cost of revenues	843,000	540,000	3,496,000	1,516,000
Sales and marketing	321,000	343,000	1,130,000	1,077,000
Research and development	210,000	387,000	1,261,000	846,000
General and administrative	300,000	299,000	1,290,000	1,337,000
Depreciation and amortization	16,000	9,000	52,000	29,000

Total operating costs and expenses	1,690,000	1,578,000	7,229,000	4,805,000

Income from operations	37,000	35,000	589,000	2,002,000

Other income (expenses):
Interest income	-	-	3,000	-
Interest expense	(5,000)	(21,000)	(42,000)	(98,000)

Total other expenses, net	(5,000)	(21,000)	(39,000)	(98,000)

Income before income taxes	32,000	14,000	550,000	1,904,000

Provision for income taxes	11,000	-	11,000	-

Net income	$21,000	$14,000	$539,000	$1,904,000

Net income per common share:
Basic	$0.00	$0.00	$0.01	$0.04
Diluted	$0.00	$0.00	$0.01	$0.04

Weighted average number of shares
outstanding:
Basic	45,437,000	44,755,000	45,243,000	46,108,000
Diluted	46,164,000	46,555,000	46,710,000	47,399,000